UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CORDIA BANCORP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

218513109

(CUSIP Number)

June 25, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218513109

1.	Name of Reporting Person Keefe Ventures Fund II, L.P. I.R.S. Identification No. of Above Person (Entities Only) 46-2785453

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 396,994

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 396,994

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,994

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%*

12.	Type of Reporting Person PN

*      Based on 5,105,394 shares of the issuer’s common stock, par value $0.01 per share (“Common Stock”), outstanding as of July 7, 2014, as reported by the issuer to the Reporting Persons.

CUSIP No. 218513109

1.	Name of Reporting Person Keefe Ventures II, LLC I.R.S. Identification No. of Above Person (Entities Only) 46-2785601

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 396,994

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 396,994

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,994

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%*

12.	Type of Reporting Person OO

*      Based on 5,105,394 shares of Common Stock outstanding as of July 7, 2014, as reported by the issuer to the Reporting Persons.

CUSIP No. 218513109

1.	Name of Reporting Person John J. Lyons

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 396,994

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 396,994

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,994

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%*

12.	Type of Reporting Person IN

*      Based on 5,105,394 shares of Common Stock outstanding as of July 7, 2014, as reported by the issuer to the Reporting Persons.

CUSIP No. 218513109

1.	Name of Reporting Person William Michael Kearns, Jr.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 396,994

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 396,994

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 396,994

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%*

12.	Type of Reporting Person IN

*      Based on 5,105,394 shares of Common Stock outstanding as of July 7, 2014, as reported by the issuer to the Reporting Persons.

CUSIP No. 218513109

Item 1(a)	Name of Issuer: The name of the issuer is Cordia Bancorp Inc., a Virginia corporation (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 11730 Hull Street Road, Midlothian, Virginia 23112.

Item 2(a)

Name of Person Filing:
This statement is filed by:

(i)                                     Keefe Ventures Fund II, L.P., a limited partnership organized under the laws of the State of Delaware (the “Fund”), with respect to the shares of Common Stock (as defined below) directly owned by it;

(ii)                                  Keefe Ventures II, LLC, a limited liability company organized under the laws of the State of Delaware (the “General Partner”), as general partner of the Fund, with respect to the shares of Common Stock directly owned by the Fund;

(iii)                               John J. Lyons, as President and Manager of the General Partner, with respect to the shares of Common Stock directly owned by the Fund (“Mr. Lyons”); and

(iv)                              William Michael Kearns, Jr., as Chairman and Manager of the General Partner, with respect to the shares of Common Stock directly owned by the Fund (“Mr. Kearns” and, together with Mr. Lyons, the Fund and the General Partner, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence: The address of the business office of each of the Reporting Persons is 310 South Street, Morristown, New Jersey 07960.
Item 2(c)

Citizenship:
The Fund is a limited partnership organized under the laws of the State of Delaware.  The General Partner is a limited liability company organized under the laws of the State of Delaware.  Each of Mr. Lyons and Mr. Kearns is a citizen of the United States.

Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value (“Common Stock”).
Item 2(e)	CUSIP No.: 218513109.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 218513109

Item 4	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The Fund is the direct owner of the 396,994 shares of Common Stock reported in this Schedule 13G.  The Fund has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partner, as general partner of the Fund.  Mr. Lyons is the President and Manager of the General Partner and Mr. Kearns is the Chairman and Manager of the General Partner.  Each of Mr. Lyons and Mr. Kearns has the power to exercise investment discretion on behalf of the General Partner.  None of the General Partner, Mr. Lyons or Mr. Kearns directly owns any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Act, the General Partner, Mr. Lyons and Mr. Kearns may be deemed to beneficially own the shares of Common Stock owned by the Fund.  Each of the General Partner, Mr. Lyons and Mr. Kearns disclaims beneficial ownership of the shares of Common Stock owned by the Fund for all other purposes except to the extent of their pecuniary interest therein.

(b) Percent of class: See Item 11 of each cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

CUSIP No. 218513109

Item 10	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2014.

KEEFE VENTURES FUND II, L.P.,
by Keefe Ventures II, LLC, its General Partner

By:	/s/ John J. Lyons
Name:	John J. Lyons
Title:	President

KEEFE VENTURES II, LLC

By:	/s/ John J. Lyons
Name:	John J. Lyons
Title:	President

By:	/s/ John J. Lyons
Name:	John J. Lyons, individually

By:	/s/ William Michael Kearns, Jr.
Name:	William Michael Kearns, Jr., individually

CUSIP No. 218513109

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: July 11, 2014.

KEEFE VENTURES FUND II, L.P.,
by Keefe Ventures II, LLC, its General Partner

By:	/s/ John J. Lyons
Name:	John J. Lyons
Title:	President

KEEFE VENTURES II, LLC

By:	/s/ John J. Lyons
Name:	John J. Lyons
Title:	President

By:	/s/ John J. Lyons
Name:	John J. Lyons, individually

By:	/s/ William Michael Kearns, Jr.
Name:	William Michael Kearns, Jr., individually